POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

February 13, 2012

Andrew Mew, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Power-Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed December 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-30215

Dear Mr. Mew:

Power-Save Energy Company., a Utah corporation (the “Company”), has received and reviewed your letter of January 13, 2012, pertaining to the Company’s Form 10-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 13, 2011 and its amendment filed on December 23, 2011, and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 as filed with the Commission on August 10, 2011, and for the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed on November 14, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 13, 2012.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

Liquidity and Capital Resources, page 10

1.
We reviewed your response to comment 4 in our letter dated November 8, 2011 and reissue this comment in part.  Please revise your disclosure to explain in greater detail the adjustments you made in your cost structure.

RESPONSE: After further consideration, the Company has removed any and all references to adjustments to the cost structure as such disclosures are inapplicable.

2.
We reviewed your response to comment 5 in our letter dated November 8, 2011.  In your response you state that a “total of $1,186,999 was received during the period July and August 2011, which would allow the company to sustain operations for nearly twelve months.”  This appears to be inconsistent with your revised disclosure stating that “if you do not [generate income from several avenues, you] will only be able to operate for an estimated 6 months.”  Please revise or advise.

RESPONSE:   The referenced disclosure included information that was subsequent to the period presented in the Filing; therefore, both disclosures are accurate. More specifically, the cash on hand as of December 31, 2010 would only allow the Company to operate for six months or less, even though the influx of cash received in 2011 will allow the Company to sustain operations for at least an additional 12 month period from that presented in the Filing.

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POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

Cash Requirements, page 10

3.
We reviewed your response to comment 6 in our letter dated November 8, 2011 and reissue this comment in part. Your disclosure in the first paragraph under this heading that you will require additional financing to proceed with some or all of your goals as projected over the next twelve months appears to be inconsistent with your response and the new disclosure added in the fourth paragraph under this heading that the associated costs would be minimal.  Please revise or advise.

RESPONSE: The additional financing will be used to fund our operations over the next twelve (12) months; therefore, we have revised the Filing to include the following language:

“Our cash on hand as of December 31, 2010 is $33,528. We do not have sufficient cash on hand to pay the costs of our operations as projected to twelve (12) months or less or to fund our operations for that same period of time. We are seeking to generate income from several avenues; however, if we do not, we will only be able to operate for an estimated 6 months.  We will require additional financing in order to fund our operations over the next twelve (12) months. We presently do not have any arrangements for additional financing, and no potential lines of credit or sources of financing are currently available for the purpose of funding our operations over the next twelve (12) months and beyond.”

Item 8. Financial Statements and Supplementary Data, page 14

Cash Flows, page F-5

4.
We note your response to comment 9 in our letter dated November 8, 2011; however, you response is unclear. Please clarify for us and in your disclosures whether the 200,000 shares were issued in a private placement for proceeds as described in your disclosure or issued for the payment of services.  If the shares were issued in a private placement for proceeds, please clarify where the proceeds were recorded in the statement of cash flows. To the extent the shares were issued for services, please revise your statement of stockholders’ equity on page F-4 and your disclosure in Note 7 on page 24 to make this fact clear and explain how the expense was reflected in your income statements and statements of cash flows.

RESPONSE:  On May 18, 2010, the Company received $34,000 in proceeds from the issuance of 200,000 shares pursuant to a private placement. Such proceeds are included in the statement of cash flows, in the $190,000 in net proceeds from private placement, which is after expenses.  Therefore, no revision is applicable.

Signatures, page 36

5.
We reviewed your response to comment 13 in our letter dated November 8, 2011 and reissue this comment.  Please amend your filing to include your controller/principal accounting officer’s signature.  Refer to Instruction D.(2)(a) to Form 10-K.  In addition, Mr. Fox’s signature should also appear in the second set of signatures.

RESPONSE:  We have revised the Filing accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 7 – Stockholders Equity, page 13

6.   We note your response to comment 15 in our letter dated November 8, 2011.  With regards to the 250,104 shares issued in January 2010, the 16,521,200 shares issued in April 2011, the 8,000,000 shares issued in June 2011 and the 4,500,000 shares issued in September 2011 for services, please clarify for us the periods the related expense were reported, where on the income statement the expense is recorded and why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement.

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POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

RESPONSE:

250,104 shares issued in January 2010

A.	Periods the related expense were reported: The expense was reported in 2010 on Form 10k for the year ending December 31, 2010. The expense occurred in the fourth quarter.
B.
Where on income statement the expense is recorded: On the income statement, these expenses appear in general and administrative expenses on the Form 10k. On the cash flow statements in the same filing, the $25,000 for these shares is accounted for in shares issued for consulting.

C.
Why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement:  The adjustment was presented at the end of year, as the consulting expenses in the cash flow statement, on the Form 10-K.

16,521,200 shares issued in April 2011for services rendered by CEO

A.	Periods the related expense were reported: The expense was reported in the period ending December 31, 2010 on the annual report on Form 10-K.
B.	Where on income statement the expense is recorded: In the income statement, under general and administrative expenses.
C.
Why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement:  The adjustment was included in accrued expenses.  Subsequently, in the period ending June 30, 2011, at the bottom of the cash flows statement, the Company noted this expense in accrued expenses.  This stock was issued for previous services, and a note was made that it was an adjustment to the cash payable, because the expense had been reported in the prior period.

8,000,000 shares issued in June 2011 for legal services

A.	Periods the related expense were reported: These expense are included as of June 30, 2011 as $80,000 in the cash flow statements for common stock issued for services.
B.	Where on income statement the expense is recorded: On the income statement, this is listed in general and administrative expenses.
C.
Why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement: The adjustment was reported in the cash flow statement, as shares issued for non-cash activities.

4,500,000 shares issued in September 2011

A.	Periods the related expense were reported These shares were recorded in the period ending June 30, 2011.
B.	Where on income statement the expense is recorded: The expense is recorded in general and administrative expenses.
C.
Why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement:   The adjustment was recorded in accrued expenses as of June 30, 2011 and it was issued for an amount payable as of June 30, 2011, not for services during the period ending September 30, 2011.

In connection with the Company’s responding to the comments set forth in the February 3, 2011 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Michael Forster
Michael Forster
CEO and President

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